Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Offeror (as defined below) may take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(Including the Associated Preferred Stock Purchase Rights)
of
CLARK, INC.
at
$16.55 NET PER SHARE
by
AUSA MERGER SUB, INC.,
a wholly-owned subsidiary of
AUSA HOLDING COMPANY
an affiliate of
AEGON USA, INC.
and
AEGON N.V.
     AUSA Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of AUSA Holding Company, a Maryland corporation (“Parent”), is offering to purchase all of the outstanding shares (other than shares owned by Parent) of Common Stock, par value $0.01 per share (the “Common Stock”), of Clark, Inc., a Delaware corporation (the “Company”), not already owned by Parent, including the associated rights (“Rights”) to purchase shares of preferred stock of the Company issued pursuant to the Rights Agreement, as amended, dated as of July 10, 1998, between the Company and The Bank of New York, as rights agent (the Common Stock, together with the Rights, referred to as the “Shares”), at a purchase price of $16.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Offeror and Parent are affiliates of AEGON USA, Inc., an Iowa corporation, and AEGON N.V., a limited liability stock company organized under the laws of The Netherlands. If the Offer is consummated, as promptly as practicable following the consummation of the Offer, Parent, the Offeror and the Company will effect a merger (the “Merger”) of the Offeror into the Company. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
TUESDAY, FEBRUARY 20, 2007, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least (a) that number of Shares, which, together with Shares already owned by Parent, would constitute at least a majority of the outstanding Shares (determined on a fully diluted basis), as well as (b) a majority of the outstanding Shares beneficially owned by Disinterested Stockholders (as defined in the “Introduction” of the Offer to Purchase) ((a) and (b) together referred to as the “Minimum Tender Condition”), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) no event occurring that had or would reasonably be expected to have a material adverse effect on the Company (as defined in the Merger Agreement described below), and (4) the Offeror and Parent having received certain assurances that certain assets of the Company that are not core to Parent’s business will be sold immediately following the consummation of the Offer. The Offer is also subject to certain other conditions described in the Offer to Purchase.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2006, as amended (the “Merger Agreement”), among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, that, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of Delaware General Corporation Law (“DGCL”), the Offeror will be merged with and into the Company. As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Parent or the Offeror, and other than Shares held by stockholders who are entitled to and have properly perfected appraisal rights under the DGCL) shall be canceled and converted automatically into the right to receive $16.55 per Share in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon.
     The Company’s board of directors and its special committee of independent directors have each unanimously determined that the Merger Agreement is advisable; approved the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby; determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Merger Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; and recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.
     For purposes of the Offer (including during any Subsequent Period (as defined below)), the Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.
     Under no circumstances will the Offeror pay interest on the purchase price for Shares, regardless of any delay in making such payment.
     In all cases (including during any Subsequent Period), the Offeror will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the

Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required under the Letter of Transmittal.
     The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, February 20, 2007, unless the Offer is extended, in which case the “Expiration Date” will be the latest time and date the Offer, as extended, expires. Subject to the limitations set forth in the Offer to Purchase, the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Offeror reserves the right, at any time and from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder’s Shares. Any such extension will be followed as promptly as practicable by public announcement which will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 14d-1 under the Exchange Act, the Offeror may provide a subsequent offering period of up to twenty business days following the acceptance of Shares in the Offer. The Offeror will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by the Offeror to include a Subsequent Period may be effected by the Offeror giving oral or written notice of the Subsequent Period to the Depositary. If the Offeror decides to include a Subsequent Period, it will make an announcement to that effect by issuing a press release to a national newswire service on the next business day after the Expiration Date. Shares tendered during a Subsequent Period may not be withdrawn.
     Any tender of Shares made pursuant to the Offer may be withdrawn at any time prior to acceptance for payment by the Offeror by properly following the procedures for withdrawal set forth in the Offer to Purchase. Once Shares are accepted for payment, such Shares may no longer be withdrawn. If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of the Offeror, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to and duly exercise their withdrawal rights as described in the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law.
     For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered those Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the stockholder must submit the serial numbers shown on those Share Certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, whose determination will be final and binding. None of the Offeror, Parent or any of their respective affiliates or assigns, the Depositary, Georgeson Shareholder Communications Inc. (the “Information Agent”), the Company or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     As set forth in the Offer to Purchase, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who (i) does not tender his or her Shares in the Offer and holds Shares at the closing of the Merger, (ii) does not accept the Merger Consideration, (iii) complies with the procedures provided for in DGCL Section 262, and (iv) neither votes in favor of the Merger nor consents thereto in writing, will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court.
     In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. Because the tax consequences to a particular holder may differ based on that holder’s particular circumstances, each holder may wish to consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.
     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     The Company has provided the Offeror with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
     Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Offeror’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll Free: (866) 425-7972
December 13, 2006

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